June 25, 2009

VIA EDGAR-CORRESPONDENCE

US Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Damon Colbert

Re:	HC Innovations, Inc.
From 10-K/A for Fiscal Year Ended December 31, 2008
Filed June 11, 2009
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009
Filed June 11, 2009
File No. 000-52197

Dear Mr. Colbert;

      HC Innovations, Inc. (the “Company”) hereby respectfully requests an additional ten (10) business days, or until July 21, 2009, within which to file its response to your comments dated June 23, 2009 to the Company’s Form 10-K/A for the Fiscal Year Ended December 31, 2008 (the “Form 10-K/A”) and the Form 10-Q/A (the “Form 10-Q/A”) for the Fiscal Quarter ended March 31, 2009, filed by the Company on June 11, 2009.

      The Company’s management is working with its counsel and auditors in order make the requested changes to both the Company’s Form 10-K/A and 10-Q/A and requires the additional time requested to ensure that all comments are addressed sufficiently. Moreover, the Company, with the assistance of counsel, is preparing the Request for Confidential Treatment of certain exhibits. The Company anticipates that the amendments to the Form 10-K/A and the Form 10-Q/A, as well as the Request for Confidential Treatment, will be filed on or before July 21, 2009.

      We hope for your kind consideration regarding this matter. Should you have any clarifications regarding this request, please do not hesitate to contact the undersigned at (203) 538-8012.

Sincerely,

R. Scott Walker
Chief Financial Officer

Enhance Care Initiatives, Inc. ■ 10 Progress Drive, Suite 200, Shelton, CT 06484 ■ Phone 203.925.9600 ■ Fax 203.926.0594
www.enhancecare.com